Envoy Communications Group Inc.
Consolidated Balance Sheets
(Expressed In Canadian dollars)
(Unaudited - Prepared by Management)

	December 31	September 30
	2003	2003

Assets
Current
Cash	$1,895,360	$2,696,300
Restricted cash	921,240	1,047,997
Accounts receivable	13,123,292	13,100,827
Future income taxes	498,172	498,172
Prepaid expenses	742,385	884,892

	17,180,449	18,228,188

Capital assets	5,547,156	5,861,317
Goodwill	10,755,560	10,525,785
Other assets	13,585	63,468
Future income taxes	2,662,552	2,672,228

	$36,159,302	$37,350,986

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$9,760,710	$10,787,930
Income taxes payable	147,658	322,244
Deferred revenue	2,056,307	1,283,265
Amounts collected in excess of pass-through costs incurred	1,855,771	836,722
Bank credit facility and current portion of long-term debt (Note 2)	1,027,364	6,857,953

	14,847,810	20,088,114

Long-term debt (Note 2)	5,134,381	4,566,962
Long-term portion of restructuring costs	194,475	337,407

	20,176,666	24,992,483

Shareholders’ equity:
Share capital	58,700,197	55,988,817
Convertible debentures	750,937	1,673,408
Deficit	(45,868,134)	(45,090,767)
Stock based compensation (Note 2)	2,266,215	23,268
Cumulative translation adjustment	133,421	(236,223)

	15,982,636	12,358,503

	$36,159,302	$37,350,986

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Operations and Deficit
(Expressed In Canadian dollars)
(Unaudited - Prepared by Management)

	December 31	December 31
For the three months ended	2003	2002

Net revenue	$9,439,818	$11,901,443

Operating expenses:
Salaries and benefits	6,049,031	8,143,716
General and administrative	1,941,702	2,076,570
Occupancy costs	718,052	1,137,706

	8,708,785	11,357,992
Depreciation	579,439	569,153
Amortization of intangible asset	6,049	6,049
Interest expense and financing costs (Note 3)	638,009	692,459

	9,932,282	12,625,653

Loss before income tax recovery	(492,464)	(724,210)
Income tax recovery	—	122,562

Net loss	(492,464)	(601,648)
Deficit, beginning of period	(45,375,670)	(47,629,529)

Deficit, end of period	$(45,868,134)	$(48,231,177)

Net loss per share - basic	$(0.01)	$(0.03)
Net loss per share - diluted	(0.01)	$(0.03)

Weighted average number of common shares outstanding	40,242,880	21,258,693

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
(Expressed In Canadian dollars)
(Unaudited - Prepared by Management)

	December 31	December 31
For the three months ended:	2003	2002

Cash flows from operating activities:
Net loss	(492,464)	$(601,648)
Items not involving cash:
Future income taxes (recovery)	9,676	(320,199)
Depreciation	579,439	569,153
Amortization of intangible asset	6,049	6,049
Amortization of deferred financing charges	21,110	16,619
Convertible debentures accretion	126,273	179,489
Stock based compensation (Note 2)	124,608	23,268
Net change in non-cash working capital balances:
Restricted cash	126,757	303,313
Accounts receivable	(22,465)	(778,459)
Prepaid expenses	142,507	(68,224)
Accounts payable and accrued liabilities	(1,027,220)	3,418,206
Income taxes payable/recoverable	(174,586)	369,523
Deferred revenue	773,042	(166,654)
Amounts collected in excess of pass-through costs incurred	1,019,049	1,533,750
Other	43,833	103,953

Net cash provided by operating activities	1,255,608	4,588,139

Cash flows from financing activities:
Long-term debt borrowings	4,650,000	446,048
Long-term debt repayments	(287,460)	(432,771)
Short term bank facility repayment	(5,815,746)	—
Issuance of common shares	80,834	—
Long-term portion of restructuring costs	(142,932)	(333,562)

Net cash used in financing activities	(1,515,304)	(320,285)

Cash flows from investing activities:
Purchase of capital assets	(249,292)	(93,866)
Proceeds on sale of capital assets	—	176,106

Net cash (used in) provided by investing activities	(249,292)	82,240

Change in cash balance due to foreign exchange	(291,952)	79,155

(Decrease) increase in cash	(800,940)	4,429,249
Cash, beginning of period	2,696,300	469,909

Cash, end of period	1,895,360	$4,899,158

Supplemental cash flow information:
Interest paid	577,654	$390,759
Income taxes paid	433,350	14,000
Supplemental disclosure of non-cash transactions:
Conversion of debentures	2,630,547	—
Stock based compensation	2,118,339	—

1.     Basis of Presentation

(a) The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2003. The significant accounting policies follow that of the most recently reported annual financial statements.

(b) Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

2.     Bank credit facility and other debt

	December 31	December 31
	2003	2002

Bank credit facility (a)	$300,000	$6,115,746
Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,665 principal and interest	462,442	481,297
Loan payable to landlord, 10.0% per annum, due March 1, 2010, repayable in monthly instalments of $3,956 principal and interest	221,211	227,556
Loan payable to landlord, 10.0% per annum, due April 1, 2005, repayable in monthly instalments of $742 principal and interest	30,013	31,479
Loan payable to landlord, 8.0% per annum, due April 1, 2010, repayable in monthly instalments of $561 principal and interest	33,477	34,488
Capital lease, 12.3% over the lease period, repayable in quarterly instalments of £7,919 principal and interest, due November 2004	71,452	86,295
Capital leases, 10.2% to 14% over the lease period, repayable in monthly instalments of $33,136 principal and interest, due between January 2005 and February 2005	471,848	566,788
Promissory note, 10% per annum, due on demand	150,000	150,000
Promissory note, 10% per annum, due on September 30, 2006 (b)	500,000	500,000
Convertible debentures (c)	1,539,641	3,231,266
Debenture and term notes (d)	2,381,661	—

	6,161,745	11,424,915
Less current portion	1,027,364	6,857,953

	$5,134,381	$4,566,962

2.     Bank credit facility and other debt (continued)

(a) In the first quarter of fiscal 2004, the Company reduced its demand operating facility from $7,000,000 to $ 3,000,000, using $3,800,000 of the proceeds from debentures that were issued on October 31, 2003, and another $200,000 drawn from working capital.

(b) On October 31, 2003, the Company borrowed the amount of $4,500,000, of which $4,000,000 was raised by way of secured debentures and $500,000 by way of unsecured term notes. The loans bear interest at the rate of 10% per annum, mature on October 31, 2006, and carry warrants entitling the lenders to purchase, on or before April 24, 2008, one Envoy common share for each $2.00 principal amount of the loan at a price of $0.15 per share. These warrants were part of the Warrants previously issued to Envoy’s bankers, and were released to Envoy as part of its commitment to the bankers to raise additional funds to further reduce its bank indebtedness. All of these warrants have been exercised subsequent to the first quarter of fiscal 2004. As noted in (a) above, $3,800,000 of the loan proceeds was used to pay down the demand operating facility.

Warrants were also provided to the promissory note holder in exchange for a renegotiation of the terms of the note. The 2,300,000 warrants were transferred from Envoys bankers as part of the refinancing. Under the rules governing stock based compensation, we are required to assign a value to these warrants, based on an analysis of the warrant exercise price, time to expiry, and the volatility of our common share price. The value assigned to the warrants is then amortized to interest expense and financing costs over the life of the loan. Our calculations, using the Black and Scholes option pricing model, indicate that the value of the warrants is $2,242,947. This amount is recorded on the balance sheet under stock based compensation, and $124,608 has been amortized to interest expense and financing costs during the first quarter of fiscal 2004.

(c) In September 2003, the holder of the promissory note agreed to postpone the maturity date from June 30, 2003 to September 30, 2006 and to reduce the rate of interest from 15% to 10% per annum. In consideration of the foregoing in the first quarter of fiscal 2004, the holder of the term note was issued a share purchase warrant to purchase, on or before April 24, 2008, 50,000 of the Company’s common shares at an exercise price of $0.15 per share. The warrants were part of the warrants previously issued to Envoys bankers (see (b) above).

(d) In the first quarter of fiscal 2004, convertible debentures with a face value of $2,420,000 have been converted into 16,133,333 common shares. As at December 31, 2003, the aggregate debt component carrying values of all of the Company’s convertible debentures is $1,539,641 (September 30, 2003 - $3,231,266). Subsequent to the quarter-end, all remaining convertible debentures have been converted into an additional 13,133,333 common shares.

3.     Interest and financing costs

Interest and financing costs were charged to expense during the quarter for the following:

For the quarter ended:	December 31, 2003	December 31, 2002

Cash interest paid on credit facility, landlord loans and capital leases	$210,907	$397,925
Financing fees on credit facility	79,152	69,138
Cash interest paid on convertible debentures and amortization of debenture issue costs	97,069	187,062
Accreted interest imputed on debentures and warrants	250,881	133,870

	$638,009	$692,459

4.     Segmented information

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

The tables below set out the following information:

(a) The Company’s external net revenue

Net revenue by region in which the customer is located

For the quarter ended:	December 31, 2003	December 31, 2002

Canada	$1,451,294	$1,744,699
United States	3,422,766	5,724,979
United Kingdom and Continental Europe	4,545,758	4,431,765

	$9,439,818	$11,901,443

Net revenue by type of service

For the quarter ended:	December 31, 2003	December 31, 2002

Marketing	$1,189,325	$3,549,753
Consumer and retail branding	8,250,493	8,059,836
Technology	—	291,854

	$9,439,818	$11,901,443

(b) The Company’s identifiable assets for each geographic area in which it has operations:

Capital Assets

As at:	December 31, 2003	December 31, 2002

Canada	$3,536,636	$4,860,282
United States	—	233,684
United Kingdom and Continental Europe	2,010,520	2,091,389

	$5,547,156	$7,185,335

Goodwill

As at:	December 31, 2003	December 31, 2002

Canada	$3,196,147	$3,082,256
United States	—	—
United Kingdom and Continental Europe	7,559,413	8,415,555

	$10,755,560	$11,497,811

5 Subsequent event

On February 23, 2004, Envoy issued 26,315,800 units each carrying one common share and a one-half common share purchase warrant. The proceeds of $35,000,000, less costs, will be used to retire all outstanding loan indebtedness, upon completion of negotiations with our lenders, with the balance of the funds used to fuel growth in our core business and allow us to continue to pursue merger and acquisition opportunities.

6 Other items

At a special meeting of shareholders the Company held on January 8, 2004, the shareholders approved an amendment to the Articles of the Company to increase its authorized share capital from 50,000,000 common shares to 200,000,000 common shares.

At December 31, 2003, there were 47,383,696 common shares of Envoy issued compared to 31,047,027 issued at September 30, 2003.

Envoy Communications Group Inc. Management Discussion and Analysis First quarter of fiscal 2004

OVERVIEW

On February 23, 2004, Envoy issued 26,315,800 units each carrying one common share and a one-half common share purchase warrant. The proceeds of $35.0 million, less costs, will be used to retire all outstanding loan indebtedness, upon completion of negotiations with our lenders, with the balance of the funds used to fuel growth in our core business and allow us to continue to pursue merger and acquisition opportunities.

Over the past year Envoy has divested its technology services and remains focused on the expansion and prosperity of its core business of consumer and retail branding. The Watt group of companies (“Watt”), our consumer and retail branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector.

Retail is the second largest industry in the U.S. and one of the largest industries worldwide. Unlike other, more volatile sectors, the retail industry continues to grow at a steady rate, particularly as developing countries achieve greater economic stability.

This reality, coupled with Watt’s lengthy history of success and innovation in the retail industry, presents Envoy with a spectrum of opportunities – from overall brand strategy to store design to private label program development – with key customers like grocers, mass merchants, pharmacies and home improvement companies. Envoy has made a series of announcements in the first quarter of fiscal 2004 that highlight the significant opportunities we are pursuing.

In November 2003, Envoy announced its intention to embark on a strategic M&A expansion plan to further enhance its leadership position in both North America and Europe, and has hired Jefferies & Co, Inc. of New York to advise it on acquisition opportunities.

In the same month, Watt announced the launch of Gilchrist North America (“GNA”), a state-of-the-art reprographics and brand management business, with locations in Toronto, Bentonville and Boston. GNA will leverage the highly experienced work force and sophisticated equipment of Gilchrist UK, Watt’s UK based brand management company, to provide its clients with a superior product. GNA has quickly become an integral part of our new client acquisition strategy.

Also in November 2003, Watt announced the launch of Studio Watt, a niche-focused agency devoted to serving the distinct needs of style-based specialty and boutique labels throughout North America.

Subsequent to the first quarter of fiscal 2004, Watt announced the launch of ‘ODIN’, a web based software system that manages every stage of the design process in real-time, from concept development and package design to printing, packaging and getting the product to market. With anytime, anywhere access, ODIN provides Watt clients the ability to efficiently track and manage their projects, and know instantly if there are any project deviations, timeline extensions, or delays from suppliers. The efficiency gained through ODIN offers a significant competitive advantage for Watt and its clients, and ensures at least a 20 percent increase in speed-to-market.

The costs associated with these initiatives were absorbed as part of our expenses in the first quarter, and any remaining costs will be absorbed in the second quarter of fiscal 2004. The enhanced revenue and profitability that they are expected to provide, will be realized in our third and fourth quarter results in fiscal 2004.

Management continues to focus on our core strength, consumer and retail branding. In the first quarter of fiscal 2004, Watt represented 87% of our business. In the third quarter of fiscal 2003, Watt signed new client contracts valued at more than $12.0 million over a three to four year period. This new business will begin positively impacting our revenue in the second half of fiscal 2004.

Net revenue for the quarter ended December 31, 2003 was $9.4 million, compared to $11.9 million for the quarter ended December 31, 2002, a decrease of $2.5 million or 21%. Net revenue for the quarter ended December 31, 2002, included $2.7 million from subsidiaries disposed of or shut down during fiscal 2003. Net revenue from continuing business increased $0.2 million in the first quarter of fiscal 2004 compared to the same period of fiscal 2003. We expect net revenue to improve in the second quarter compared to the first quarter of fiscal 2004, with significant increases expected in the second half of the fiscal year.

Salaries expense for the first quarter of fiscal 2004 was $6.0 million, compared to $8.1 million in the first quarter of fiscal 2003, a decrease of $2.1 million. Our labour to net revenue ratio for the first quarter of fiscal 2004 was 64%, compared to 68% in the first quarter of fiscal 2003. We expect our labour to net revenue ratio for the full fiscal 2004 to be approximately 64%.

Occupancy costs decreased to $0.7 million in the first quarter of fiscal 2004, from $1.2 million for the first quarter of fiscal 2003, a decline of $0.5 million. Our occupancy cost to net revenue ratio was 7.6% for the first quarter of fiscal 2004, compared to 9.6% for the first quarter of fiscal 2003. We expect our occupancy to net revenue ratio for the full fiscal 2004 to be approximately 6.5%.

As a result of the operational changes and financial changes discussed above, management believes the business will continue to show improved earnings and a strengthened balance sheet. Consistent with prior years, we expect the second half of fiscal 2004 to be stronger than the first half of fiscal 2004, reflecting the seasonal patterns in our business.

RESULTS OF OPERATIONS

The following section of our interim report sets forth Management’s Discussion and Analysis of the financial performance of Envoy for the quarter ended December 31, 2003 compared to the quarter ended December 31, 2002. The analysis is based on our unaudited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2003 WITH THE THREE MONTHS ENDED DECEMBER 31, 2002

Net revenue

Net revenue for the three months ended December 31, 2003 was $9.4 million, compared to $11.9 million for the three months ended December 31, 2002, a decrease of $2.5 million or 21%.

Net revenue by type of service and by customer location:

	Net Revenue for Quarter ended December 31
	(in millions)
By type of service	2003	% of total	2002	% of total

Consumer and retail branding	$8.2	87%	$8.1	68%
Marketing	1.2	13%	3.5	30%
Technology	—	—	0.3	2%

	$9.4	100%	$11.9	100%

By customer location	2003	% of total	2002	% of total

Canada	$1.5	15%	$1.8	15%
United States	3.4	37%	5.7	48%
Europe *	4.5	48%	4.4	37%

	$9.4	100%	$11.9	100%

* Europe includes the United Kingdom and Continental Europe

Net revenue by type of service:

Net revenue from consumer and retail branding services increased $0.1 million in the first quarter of fiscal 2004 compared to the first quarter of fiscal 2003. There have been significant new business wins over the second half of fiscal 2003, which we expect will improve revenue from these sources in the second half of fiscal 2004.

Net revenue from marketing has decreased by $2.3 million in the first quarter of fiscal 2004 compared to the first quarter of fiscal 2003. The $2.4 million decrease in net revenue from the closure of our New York advertising agency, Hampel Stefanides Inc. (“Hampel”, or “the New York Agency”) in February 2003, was offset in part by growth of $0.1 million in other parts of our business.

The $0.3 million decrease in net revenue from technology in the first quarter of fiscal 2004 compared to the first quarter of fiscal 2003 is due to the sale and shutdown of our technology businesses during fiscal 2003.

Net revenue by customer location:

Net revenue from Canada decreased $0.3 million, from $1.8 million in the first quarter of fiscal 2003 to $1.5 million in the first quarter of fiscal 2004, a decline of 17%. The decline was due to the shutdown of Sage Information Consultants Inc. (“Sage”), and the sale of the assets of Devlin

Multimedia Inc. (“Devlin”), in 2003. Net revenue from the US has decreased $2.3 million compared to the first quarter in fiscal 2003. The decline was due to the closure of the New York Agency. Net revenue from Europe in our consumer retail branding increased $0.1 million during the first quarter of fiscal 2004. We expect continued growth and improvement from Europe in the remaining quarters of fiscal 2004.

Operating Expenses Operating expenses decreased by 23% to $8.7 million for the first quarter of fiscal 2004 from $11.4 million for the first quarter of fiscal 2003. The primary reasons for the decrease in operating expenses were a decrease in salaries and benefits of $2.1 million, or 26%, and a decrease in general and administrative expenses of $0.1 million, or 6%. Occupancy costs decreased from $1.1 million to $0.7 million, a decline of $0.4 million, or 37%.

Salaries and benefits expenses for the three months ended December 31, 2003 were $6.0 million, compared to $8.1 million for the three months ended December 31, 2002. This represents a decrease of $2.1 million or 26%. Salaries and benefits for the quarter ended December 31, 2002, included $1.6 million from subsidiaries disposed of or shut down during fiscal 2003. Salaries and benefits from continuing business decreased $0.6 million in the first quarter of fiscal 2004 compared to the same period of fiscal 2003. Salaries and benefits are being closely monitored in order to better match our expected revenues with labour costs.

General and administrative expenses for the three months ended December 31, 2003 were $1.9 million, compared to $2.1 million for the three months ended December 31, 2002. This represents a decrease of $0.2 million or 6%. Included in general and administrative expenses is a foreign exchange loss of ($0.2) million in the first quarter of fiscal 2004, compared to a gain of $0.0 million in the first quarter of fiscal 2003. We have been making significant efforts to reduce expenses prudently and to incur expenditures that will add revenue and improve efficiencies. In addition to cost cutting reductions in our ongoing business, our general and administrative expenses have decreased as a result of the disposal of subsidiaries.

Occupancy costs for the three months ended December 31, 2003 were $0.7 million, compared to $1.1 million for the three months ended December 31, 2002. This decrease is a result of the termination of office space obligations in both New York and Toronto in fiscal 2003.

Depreciation expense Depreciation expense for the first quarter of fiscal 2004 was $0.6 million, which is consistent with the first quarter of fiscal 2003.

Interest expense and financing costs Interest expense and financing costs for the quarter ended December 31, 2003 was $0.6 million, compared to $0.7 million for the first quarter of fiscal 2003. Although interest expense in the first quarter of fiscal 2004 is comparable to the first quarter of fiscal 2003, going forward there will be changes in the components of interest expense and financing costs.

In the first quarter of fiscal 2004, convertible debentures with a face value of $2.4 million were converted. Subsequent to the first quarter of fiscal 2004, all outstanding convertible debentures were converted into common shares of Envoy. As a result there will be no further interest expense related to the convertible debentures in the second half of fiscal 2004.

As part of the refinancing detailed in note 2, Envoy issued debentures and term notes that carry warrants entitling the holder to purchase one common share of Envoy for each $2.00 principal amount of the loan, at an exercise price of $ 0.15 per share. Warrants were also provided to the promissory note holder in exchange for a renegotiation of the terms of the note. The 2.3 million warrants were transferred from Envoys bankers as part of the refinancing. Under the rules governing stock based compensation, we are required to assign a value to these warrants, based on an analysis of the warrant exercise price, time to expiry, and the volatility of our common share price. The value assigned to the warrants is then amortized to interest expense and financing costs over the life of the loan. Our calculations, using the Black and Scholes option pricing model, indicate that the value of the warrants is $2.2 million. This amount is recorded on the balance sheet under stock based compensation, and $0.1 million has been amortized to interest expense and financing costs during the first quarter of fiscal 2004.

Also subsequent to the quarter-end, a new common share issue has raised proceeds of $35.0 million, less costs. The proceeds of the issue will be used to retire outstanding loan indebtedness where this can be negotiated on favourable terms.

As a result of the above, we expect that our cash interest and financing cost for the full fiscal 2004 will significantly decrease by approximately $1.2 million, compared to the full fiscal 2003.

Envoy is currently in negotiations with the holders of the debentures, term notes and the promissory note, to arrange for the repayment of all outstanding debt. If the loans are repaid, interest expense and financing costs will reflect a charge of the unamortized balance in the period that the loans are repaid.

Net Earnings (loss) Envoy had a loss of ($0.5) million in the first quarter of fiscal 2004, compared to a loss of ($0.6) million for the first quarter of fiscal 2003.

Quarterly Information

For the three months ended	December 31, 2003

Net revenue	$9.4 million
Net earnings (loss)	($0.5) million
Net earnings (loss) per share
Basic	($0.01)
Diluted	($0.01)

For the three months ended	December 31, 2002

Net revenue	$11.9 million
Net earnings (loss)	($0.6) million
Net earnings (loss) per share
Basic	($0.03)
Diluted	($0.03)

CASH FLOWS

Net cash provided by operating activities before any increase or decrease in non-cash working capital was $0.4 million for the quarter ended December 31, 2003 compared to ($0.1) million for the quarter ended December 31, 2002. The increase in working capital in fiscal 2004 is primarily the result of the increase in cash due to lower losses during the first quarter of fiscal 2004, of $0.1 million and the change in the future income tax account of approximately $0.3 million

Net cash used in financing activities was ($1.5) million for the quarter ended December 31, 2003 compared to ($0.3) million for the quarter ended December 31, 2002. The decrease of $1.2 million is primarily due to the repayment of the bank facility of $5.8 million, offset by additional borrowings of $4.7 million. Further details are provided in Note 2.

Net cash used in investing activities was ($0.2) million for the quarter ended December 31, 2003 compared to net cash provided by investing activities of $0.1 million for the quarter ended December 31, 2002.

At December 31, 2003 we had restricted cash of $0.9 million compared to $1.0 million at December 31, 2002, representing customer deposits held in trust.

During the first quarter of fiscal 2004, 203,335 common shares of Envoy were issued as a result of the exercise of stock options. A further 16,133,334 common shares of Envoy were issued during the first quarter of fiscal 2004 as a result of the conversion of convertible debentures with a face value of $2.4 million.

At a special meeting of shareholders the Company held on January 8, 2004, the shareholders approved an amendment to the Articles of the Company to increase its authorized share capital from 50 million common shares to 200 million common shares.

Subsequent to the first quarter of fiscal 2004, all of the outstanding warrants were exercised, resulting in the issuance of 2,300,000 common shares of Envoy. Also, subsequent to the end of the first quarter of fiscal 2004, all remaining convertible debentures were exercised, resulting in the issuance of a further 13,133,333 common shares of Envoy. Share options exercised subsequent to the quarter-end resulted in the issuance of 308,334 common shares of Envoy.

Subsequent to the first quarter of fiscal 2004, Envoy issued 26,315,800 units, each carrying one common shares of Envoy and a one-half common share purchase warrant. The proceeds of approximately $35 million, less costs, will be used to retire outstanding loan indebtedness with the balance of the funds used for possible future acquisitions and for general and corporate working capital purposes.

After the exercise of the warrants and the options, the conversion of the convertible debentures, and the issuance of the new shares, there were 89,441,163 common shares of Envoy outstanding at February 23, 2004, compared to 31,047,027 common shares of Envoy outstanding at September 30, 2003.

COMMITMENTS AND CONTRACTUAL COMMITMENTS

Material changes to contractual commitments

During the first quarter of fiscal 2004, $2.4 million of convertible debentures converted into common shares of Envoy, thereby reducing our contractual commitments. Subsequent to the quarter-end, all remaining convertible debentures have converted into common shares. Envoy has not entered into any material commitments during the first quarter of fiscal 2004.

Forward Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual

Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

OTHER INFORMATION

At December 31, 2003, there were 47,383,696 common shares of Envoy issued compared to 31,047,027 issued at September 30, 2003.

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.